1321 Mountain View Circle	Viral Genetics, Inc.

Azusa, California, 91702

Telephone: 626-334-5310

Fax: 626-334-5324

November 3, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tabatha Akins, Mail Stop 6010

Re:	File No. 000-26875
SEC Comment Letter Dated September 16, 2005

Dear Ms. Akins:

Williams & Webster, P.S. are the auditors for Viral Genetics and have been asked to review the responses for the above referenced comment letter. We are advised that John G. Webster, the person primarily responsible for our annual audits and the person most familiar with the matters raised in the comment letter, has been unable to work for much of October due to illness and is only now returning to work part time. The staff accountant and manager familiar with the periods covered in the comment letter are no longer with Williams & Webster, so this matter can only be addressed by Mr. Webster.

We expect a draft of our response to the comment letter will be reviewed and revised within the next week, so that the response can be filed no later than Friday, November 11, 2005. If you have any questions concerning this matter, please do not hesitate to contact the undersigned. Thank you for your consideration in this matter.

Sincerely,

/s/

Haig Keledjian

President